VIA EDGAR

June 24, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christine Westbrook
Erin Jaskot

Re:	BridgeBio Pharma, Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-231759

Requested Date: June 26, 2019

Requested Time: 4:30 p.m. Eastern Standard Time

Dear Ms. Westbrook and Ms. Jaskot:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), BridgeBio Pharma, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to June 26, 2019, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Maggie L. Wong at (415) 733-6071 or Barbara H. Bispham at (212) 459-7252. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Maggie L. Wong, by facsimile to (858) 726-7517.

If you have any questions regarding this request, please contact Maggie L. Wong of Goodwin Procter LLP at (415) 733-6071 or Barbara H. Bispham at (212) 459-7252.

Sincerely,

BRIDGEBIO PHARMA, INC.

/s/ Neil Kumar
Neil Kumar
Chief Executive Officer

cc:

Brian Stephenson, BridgeBio Pharma, Inc.

Mitchell S. Bloom, Goodwin Procter LLP

Maggie Wong, Goodwin Procter LLP

Marc D. Jaffe, Latham & Watkins LLP

Brian J. Cuneo, Latham & Watkins LLP